Exhibit (a)(5)(B)

NEWS RELEASE

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Mike Silverman

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AMD Announces Completion of the Tender Offer for its 6.00% Convertible Senior Notes due 2015

SUNNYVALE, Calif. – August 23, 2010 – Advanced Micro Devices, Inc. (NYSE: AMD) announced today that it has completed its offer to purchase for cash, on a pro rata basis, up to $800,000,000 aggregate principal amount of its 6.00% Convertible Senior Notes due 2015 (the “notes”), at a purchase price equal to $1,000 per $1,000 of the principal amount of such notes, plus accrued and unpaid interest thereon.

Pursuant to the offer, $1,528,656,000 aggregate principal amount of the notes were validly tendered and not withdrawn and AMD accepted for payment $800,000,000 aggregate principal amount of such notes. Payment of the aggregate consideration of approximately $815,000,000 (including accrued and unpaid interest) will be made on the validly tendered notes in accordance with the terms of the tender offer. After giving effect to the purchase of the tendered notes, $780,130,000 aggregate principal amount of the notes remains outstanding.

AMD retained J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. to act as Dealer Managers for the tender offer. Questions regarding the tender offer may be directed to J.P. Morgan Securities Inc. at (800) 261-5767 (toll-free) or Citigroup Global Markets Inc. at (800) 558-3745 (toll-free).

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